Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands)

	2008	2009	2010	2011	2012	3/31/2012	3/31/2013
Pre-tax income from continuing operations before min. int.	233,892	231,309	253,128	260,783	244,709	51,101	46,440

Equity loss (income)	(229)	(27)	(18)	134	(323)	20	(19)
Fixed charges	76,302	77,076	77,318	76,961	61,554	17,847	13,057
Distributed income of equity investees	-	-	-	-	-	-	-
Less capitalized interest	(13,526)	(1,582)	(3,922)	(1,584)	(1,057)	(497)	(141)
Earnings, as defined	296,439	306,776	326,506	336,294	304,883	68,471	59,337

Interest expense	58,964	71,477	69,146	71,046	56,181	16,197	11,869
Capitalized interest	13,526	1,582	3,922	1,584	1,057	497	141
Amortization of debt & discount/premium	3,812	4,017	4,250	4,331	4,316	1,153	1,047
Fixed charges, as defined	76,302	77,076	77,318	76,961	61,554	17,847	13,057

Ratio of earnings to fixed charges	3.9	4.0	4.2	4.4	5.0	3.8	4.5